SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 22, 2005

HEAD N.V.

Rokin 55
1012 KK Amsterdam
The Netherlands
+31 20 625 1291

______________________
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures: Press releases

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, Head N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  April 22, 2005

HEAD N.V.
By:	/s/ JOHAN ELIASCH
Name: Johan Eliasch Title: Chief Executive Officer